Launch delay for radioimmunotherapy product in the EU

Berlin, Germany; 1 July 2002 - Schering AG (FSE: SCH, NYSE: SHR) announced today that the launch of its radioimmunotherapy Zevalin(TM) (90Y-ibritumomab tiuxetan) in the EU will be delayed due to certain technical compliance issues at the fill/finish provider. Schering had originally hoped to launch the product in the second half of 2002.

"We are examining all options to make this therapy available to patients as fast as possible", said Dr Joachim-Friedrich Kapp, Head of Schering AG's Specialized Therapeutics business area. "Zevalin(TM) is the first radioimmunotherapy treatment for certain Non-Hodgkin's Lymphoma and represents a significant step forward in the treatment of this disease. As the clinical efficacy of Zevalin(TM) is not in question we are confident to be able to launch Zevalin(TM) during the second half of 2003."

Zevalin(TM), an anti-CD-20 antibody labeled with Yttrium 90, targets the CD20 antigen on the surface of the mature B-cells and B-cell tumors, inducing cellular damage in the target and neighboring cells.
Zevalin (TM) has been approved for marketing by the U.S. Food and Drug Administration (FDA) in February 2002. Schering has exclusive worldwide marketing and distribution rights to Zevalin(TM), excluding the U.S., where IDEC Pharmaceuticals Corporation (Nasdaq: IDPH) retains its rights.

The delay of the launch will not affect Schering's sales and earnings expectations in 2002.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control&Hormone Therapy, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work


Your contacts at Corporate Communication:

Business: Oliver Renner , Tel.: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Peter Vogt, Tel.: +49-30-468 128 38;
peter.vogt@schering.de
Pharma: Dr Florian Boehle, Tel.: +49-30-468 114 32, florian.boehle@schering.de

Find additional information at: www.schering.de/eng

__________________________________________________________

Schering acquires distribution rights for Testogel(R) in Europe

Berlin, Germany; July 2, 2002 - Schering AG (FSE: SCH, NYSE: SHR) has acquired the sales and distribution rights for the testosterone replacement preparation Testogel(R) from the French company Besins International for the majority of European countries. Testogel(R) is approved for the treatment of testosterone deficiency (hypogonadism) in men. A shortage of this hormone can cause loss of libido, loss of bone density as well as depressive moods and loss of muscle mass. Schering will launch the product in early 2003 in their territories.

"Acquiring the rights for Testogel(R) will further strengthen our core competence in male hormone therapy," said Dr Hubertus Erlen, CEO and Chairman of the Board of Executive Directors of Schering AG. "Schering already possesses a wide range of hormone drugs for the male, such as Testoviron(R)-Depot and Androcur(R). Testogel(R) complements perfectly this range. With further new developments such as the active substance testosterone undecanoate we will strengthen our leading role in research and marketing in this field."

Testogel(R) is the first drug in a gel formulation suitable to treat the complaints caused by testosterone deficiency in men. Men who used Testogel(R) in clinical studies to treat testosterone deficiency recorded an increase in libido, sexual function and bone density. The drug also had a positive effect on mood, it reduced tiredness and was well tolerated without any significant skin irritations. In the past, testosterone was administered in the form of an intramuscular injection or a patch, which often cause skin irritation.

Testogel(R) is a transparent colorless gel that is applied once a day to the shoulders, upper arms or abdomen. The skin absorbs the testosterone and releases it gradually into the bloodstream.
Testogel(R) has been on the market in the United States under the name of Androgel(TM) since the summer of 2000 and accounted for a turnover of around US$ 100 million in 2001.

Besins International has introduced Androgel(TM) in France in May 2002.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control&Hormone Therapy, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work


Your contacts at Corporate Communication:

Business: Oliver Renner , Tel.: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Peter Vogt, Tel.: +49-30-468 128 38;
peter.vogt@schering.de
Pharma: Dr Florian Boehle, Tel.: +49-30-468 114 32, florian.boehle@schering.de


Find additional information at: www.schering.de/eng


________________________________________________________

Acquisition of Collateral Therapeutics completed

Berlin, Germany and San Diego, California, USA; July 3, 2002 - Collateral Therapeutics, Inc. (NASDAQ:CLTX) stockholders voted today to merge with Schering AG (FSE: SCH, NYSE: SHR), adopting the agreement that was signed by the parties on March 19, 2002. Each share of Collateral's common stock will be converted into the right to receive 0.1847 American Depositary Shares (ADS) of Schering AG. With this transaction, approved by the Federal Trade Commission on May 24, 2002, Collateral becomes a wholly-owned subsidiary of Schering.

"This acquisition fits perfectly with our business and is another step towards realizing our growth strategy. Collateral's cutting edge cardiovascular technology and recognized expertise broadens and supports our interest in shaping our emerging portfolio of treatments for the specialized therapeutics market," said Dr Hubertus Erlen, CEO and Chairman of the Board of Executive Directors of Schering AG.

"This transaction is born of the companies promising collaboration that has achieved results considered to be at the forefront of cardiovascular gene therapy research and development," said Jack W. Reich, Ph.D. Collateral's former Chairman and Chief Executive Officer. "As a result of our six-year association and the promise of Collateral Therapeutics' product opportunities, we believe we can complement and reinforce Schering's focused strategy."

Collateral Therapeutics discovers and develops innovative gene therapy products for the potential treatment of cardiovascular diseases, by promoting and enhancing angiogenesis, a natural biological process that results in the growth of additional blood vessels which can carry blood flow to oxygen-deprived tissues. Collateral's two lead products, Generx(TM) (Ad5FGF-4,) and Genvascor(TM) (Ad5.1FGF-4,) are potential treatments for stable exertional angina due to coronary artery disease and peripheral vascular disease. Generx(TM) (Ad5FGF-4,) is currently in Phase IIb/III clinical trials, Genvascor(TM) (Ad5.1FGF-4,) is in Phase I.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control&Hormone Therapy, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Business Communication: Oliver Renner , Tel.: +49-30-468 124 31, oliver.renner@schering.de
Pharma Communication: Dr. Florian Boehle, Tel.: +49-30-468 114 32, florian.boehle@schering.de
Investor Relations: Peter Vogt, Tel.: +49-30-468 128 38;
peter.vogt@schering.de

Your contacts in the US:
Media contacts: Jane Kramer, Tel: +1-973-487 2246, jane_kramer@berlex.com Investor Relations: Joanne Marion, Tel: +1-973-487 2164, joanne_marion@berlex.com


Find additional information at: www.schering.de/eng